UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, June 14th, 2010

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Intermediary Interest on Own Capital

     The Board of Executive Officers of Banco Bradesco S.A., at a meeting held today, decided to propose to the Board of Directors, which will resolve at a meeting to be held on June 28th, 2010, the payment to the Company’s shareholders of Intermediary Interest on Own Capital related to the first half 2010 in the total amount of R$558.6 million, consisting of R$0.155520588 per common share and R$0.171072647 per preferred share.

     The shareholders registered in the Company’s Books on June 28th, 2010 shall be benefited. The Company’s shares will be traded “ex-right” on Intermediary Interest from June 29th, 2010 on.

     Upon the approval of this proposal, the payment will be made on July 19 th, 2010 in the net amount of R$0.132192500 per common share and R$0.145411750 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount.

     The Intermediary Interest, net of Withholding Income Tax, to be approved:

1) represent 10 times the amount of the Dividends paid monthly;

2) will be computed in the calculation of mandatory Dividends of the fiscal year, as provided in the Company’s Bylaws.

Cordially,

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.